 Harbor Funds

November 6, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.
(File No.: 801-60367)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of an order of the executive committee of the United States District Court for the Northern District of Illinois reassigning the case filed by Ruth Tumpowsky against Harbor Capital Advisors, Inc. as the investment manager (Case No. 1:14-cv-07210) from Judge Robert W. Gettleman to Judge Joan H. Lefkow.

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

Charles F. McCain, Esq.
Executive Vice President, General Counsel

Cc: David G. Van Hooser
        Anmarie S. Kolinski
        Erik D. Ojala, Esq.
        Harbor Capital Advisors, Inc.



United States District Court
Northern District of Illinois

In the Matter of

Tumpowsky

v.

Harbor Capital Advisors, Inc.

District Judge Joan Humphrey Lefkow

Case No. 14-CV-7210

Designated Magistrate Judge
Susan E. Cox

FINDING OF RELATEDNESS PURSUANT TO LOCAL RULE 40.4

In accordance with the provisions of Local Rule 40.4 of this Court, I find the above captioned case, presently pending on the calendar of Judge Robert W. Gettleman to be related to 14 CV 789 which is pending on my calendar. Accordingly, I request that the Executive Committee order said case to be reassigned to my calendar as a related case.

Joan H Lefkow

Judge Joan Humphrey Lefkow

Date: Tuesday, November 04, 2014

ORDER OF THE EXECUTIVE COMMITTEE

IT IS HEREBY ORDERED that the above captioned case be reassigned to the calendar of Judge Joan Humphrey Lefkow

ENTER

FOR THE EXECUTIVE COMMITTEE

Ruben Castillo

Chief Judge Ruben Castillo

Dated:Tuesday, November 04, 2014

District Reassignment - Finding of Relatedness